SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c. Group results First quarter 2011
London 27 April 2011
FOR IMMEDIATE RELEASE

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Profit for the period(a)	7,124	5,567	6,079
Inventory holding (gains) losses, net of tax	(1,643)	(953)	(481)
Replacement cost profit	5,481	4,614	5,598

- per ordinary share (cents)	29.13	24.55	29.82
- per ADS (dollars)	1.75	1.47	1.79

·	BP's first-quarter replacement cost profit was $5,481 million, compared with $5,598 million a year ago.

·
The group income statement for the first quarter reflects a pre-tax charge of $0.4 billion related to the Gulf of Mexico oil spill. All charges relating to the incident have been treated as non-operating items. For further information on the Gulf of Mexico oil spill and its consequences see pages 2 - 3, Note 2 on pages 21 - 26 and Legal proceedings on pages 31 - 37.

·
Non-operating items (including amounts relating to the Gulf of Mexico oil spill) and fair value accounting effects for the first quarter, on a post-tax basis, had a net favourable impact of $107 million compared with a net unfavourable impact of $49 million in the first quarter of 2010. See pages 4, 18 and 19 for further details.

·
Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $239 million for the first quarter, compared with $228 million for the same period last year.

·
The effective tax rate on replacement cost profit for the first quarter was 37% compared with 34% a year ago. For the full year, our expectation is that the effective tax rate will be around 32-34%, in line with previous guidance. Excluding the impact of a $683-million one-off deferred tax adjustment in respect of the recently enacted increase in the supplementary charge on UK oil and gas production, the effective tax rate for the first quarter was 30%. The UK government has also announced its intention to restrict the tax relief available on decommissioning expenditure to 50% in 2012. This change is not yet substantively enacted but would be likely to give rise to an additional tax charge in 2012 in the order of $0.4 billion.

·
Including the impact of the Gulf of Mexico oil spill, net cash provided by operating activities for the first quarter was $2.4 billion, compared with $7.7 billion in the same period of last year. The amounts for the first quarter of 2011 included a net cash outflow of $2.8 billion relating to the Gulf of Mexico oil spill and also included the impact of increases in working capital as a consequence of higher oil prices.

·	Net debt at the end of the quarter was $27.5 billion, compared with $25.2 billion a year ago. The ratio of net debt to net debt plus equity was 21% compared with 19% a year ago.

·	Total capital expenditure for the first quarter was $4.0 billion, all of which was organic(b). Disposal proceeds were $1.0 billion for the quarter.

·
The quarterly dividend expected to be paid on 28 June 2011 is 7 cents per share ($0.42 per ADS). The corresponding amount in sterling will be announced on 14 June 2011. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme are available at www.bp.com/scrip.

·
On 14 April, BP announced that, as a result of the continuing interim injunction prohibiting completion, it had agreed with Rosneft to extend the deadline for completing their previously announced share swap agreement until 16 May 2011. This is to allow more time for the arbitration process that was convened to resolve issues raised by Alfa Petroleum Holdings Limited and OGIP Ventures Limited and to determine whether or not the interim injunction prohibiting completion should remain in effect. See Legal proceedings on page 37 for further information.

(a)	Profit attributable to BP shareholders.
(b)	Organic capital expenditure excludes acquisitions and asset exchanges (see page 16).

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 11.

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Gulf of Mexico oil spill

Operational update

During the first quarter of 2011, the majority of the subsea work related to the Gulf of Mexico oil spill was completed. This included the plugging and abandonment (P&A) of the second relief well on 8 March 2011. The last source control vessel, the Discoverer Enterprise, is in the final stages of being cleaned and decontaminated and this is expected to be completed by the end of the second quarter of 2011. Seabed survey work commenced on 21 March 2011 and is expected to take 40 to 60 days, after which a seismic survey is expected to commence with planned completion in the third quarter of 2011.

The majority of the shoreline clean-up phase of the incident was completed in the first quarter of 2011. Limited work continues to complete cleaning of the impacted marshes and barrier islands. Monitoring and maintenance continues on shorelines where clean-up has been completed. Efforts continue to identify and, where practicable to do so safely and effectively, to remove submerged oil mats offshore. Finally, a pilot project to determine the feasibility of recovering the remaining anchors that were used to secure protective boom in the shallow coastal waters of Louisiana is nearing completion.

The phased transition from the Gulf Coast incident management team (GC-IMT) to BP's Gulf Coast Restoration Organization (GCRO) continues, and the response organization continues to maintain resources in line with operational requirements. GCRO state offices have been established in the four impacted Gulf States (Alabama, Florida, Louisiana and Mississippi) and these manage the ongoing activities including any shoreline monitoring and maintenance work and projects. Surveys are scheduled for the fourth quarter of 2011, after the hurricane season, to identify any remaining clean-up needs.

Trust and claims update

On 15 February 2011, BP made a scheduled $1.25 billion contribution to the Deepwater Horizon Oil Spill Trust fund, established in 2010 to satisfy legitimate individual and business claims administered by the Gulf Coast Claims Facility (GCCF), state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages (NRD) and related costs. Payments from the Trust during the quarter totalled $1.1 billion, of which $934 million was paid through the GCCF to individual and business claimants, $12 million in relation to state and local government claims, and $116 million for NRD costs and other resolved items.

On 23 November 2010, the GCCF ended its Emergency Advance Payment process. During the emergency advance phase, the GCCF received claims from 448,970 claimants and paid 169,005 claimants amounts totalling $2.6 billion. Following a transition period, the GCCF began the second and final phase of the claims process(a). In connection with this second phase, claimants submitting legitimate claims to the GCCF may elect to (i) receive interim payments for substantiated past losses, or (ii) receive an offer for full and final settlement payment and release, with certain exceptions, their right to sue all potentially liable entities including BP. As at 31 March 2011, 267,960 claimants had submitted a claim as part of the second phase, of which 107,955 had been paid and finalized for $1 billion and 4,343 had been denied. The remaining 155,662 claimants are at various stages of the GCCF's claims review process.

BP received 100 new government claims during the first quarter and has now processed 84% of all government claims filed since the incident occurred, for which BP has made payments totalling $559 million. The remaining government claims are going through the claims process. These amounts do not include payments to the US Coast Guard for federal government expenses (which include the expenses of a number of federal entities) and agencies from four states.

Restoration, research and other donations

As part of the Natural Resource Damage Assessment and Restoration (NRDA) process, trustees held a series of public meetings along the Gulf Coast. The first NRDA emergency restoration project was initiated in January 2011 to reduce further injury to migratory birds by creating an additional wintering habitat in the region. Additional emergency restoration projects to address shoreline and aquatic vegetation impacts are in the planning phase, with a project to protect sea turtle eggs and hatchlings expected to begin in the second quarter of 2011.

In January the National Fish and Wildlife Foundation (NFWF) reported that several emergency projects implemented by NFWF using BP funds achieved substantial benefits for wildlife during a six-month period. BP donated $22 million to the NFWF from the net revenue it received from the sale of oil recovered from the spill.

On 11 February, the Unified Command issued the results of the second part of its Operational Science Advisory Team (OSAT II) study. The report found that environmental impacts of remnant oil found on or near beaches after clean-up operations were relatively minor, and that further cleaning would likely do more harm than good to the ecosystem. The final determination that no further treatment activity is required at a given site will be made in agreement with federal, state and local authorities.

In March, BP completed an agreement with the state of Alabama to provide $16 million for tourism promotion. In April, BP completed a similar agreement with the state of Florida for $30 million and an agreement has been reached with the state of Mississippi for $16 million. Discussions are currently under way with the states of both Mississippi and Alabama regarding contributions for seafood testing and marketing.

(a)
As reported at 31 December 2010, the total number of claimants who had filed a claim with the GCCF stood at 468,869, which included claimants under both the emergency advance phase and the second phase.

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Gulf of Mexico oil spill (continued)

The Master Research Agreement between BP and the Gulf of Mexico Alliance for the Gulf of Mexico Research Initiative (GRI) was signed on 14 March 2011. On 25 April 2011, the independent GRI Research Board issued a request for proposals (RFP) for studies into the effects of the Deepwater Horizon incident and the potential associated impact on the environment and public health. The Research Board anticipates awarding the first funds under the RFPs in the summer of 2011.

As of 19 April 2011, all of the US federal commercial waters in the Gulf of Mexico are now open for fishing, including those immediately surrounding the Deepwater Horizon wellhead.

On 21 April 2011, BP entered into a framework agreement with the natural resource trustees for the United States and five Gulf coast states, providing for up to $1 billion to be spent on early restoration projects to address natural resource injuries resulting from the Gulf of Mexico oil spill. Funding for these projects will come from the $20-billion Deepwater Horizon Oil Spill Trust. BP will work with the trustees of the Deepwater Horizon Oil Spill Trust to segregate funds to be made available to pay for early restoration projects and other NRD claims. This agreement has no impact on BP's first-quarter profit as the full amount of the trust fund has been previously expensed. Each project that is selected for early restoration pursuant to the framework agreement must be agreed to by BP and all natural resource trustees. Each project agreement will identify the natural resource improvements that the parties expect to achieve with the project, and those improvements will offset BP's alleged liability for natural resource damages in settlement agreements or final court judgements. The parties seek to begin early restoration under this agreement in 2011 and 2012.

Financial update

The income statement for the first quarter included a pre-tax charge of $0.4 billion in relation to the incident, reflecting an increase in the oil spill response provision and functional expenses of the GCRO. This is in addition to the pre-tax charge of $40.9 billion recognized in 2010 which included the $20-billion trust commitment.

The total amounts that will be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty as described further in Note 2 on pages 21 - 26 and in BP's Annual Report and Form 20-F 2010. Also see Note 2, on page 25 under Contingent assets, for information on partner recovery.

Legal proceedings and investigations

See Gulf of Mexico oil spill on pages 34 - 39 of BP's Annual Report and Form 20-F 2010 and Legal proceedings on pages
31 - 37 herein for details of legal proceedings, including external investigations relating to the incident.

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Analysis of replacement cost profit before interest and tax and reconciliation to profit for the period

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Exploration and Production	8,420	8,000	8,292
Refining and Marketing	2,079	964	729
Other businesses and corporate	(478)	(550)	(328)
Gulf of Mexico oil spill response(a)	(384)	(1,010)	-
Consolidation adjustment	(542)	56	208
RC profit before interest and tax(b)	9,095	7,460	8,901

Finance costs and net finance income or expense relating to
pensions and other post-retirement benefits	(239)	(346)	(228)
Taxation on a replacement cost basis	(3,314)	(2,404)	(2,966)
Minority interest	(61)	(96)	(109)
Replacement cost profit attributable to BP shareholders	5,481	4,614	5,598

Inventory holding gains (losses)	2,412	1,445	705
Taxation (charge) credit on inventory holding gains and losses	(769)	(492)	(224)
Profit for the period attributable to BP shareholders	7,124	5,567	6,079

(a)	See Note 2 on pages 21 - 26 for further information on the accounting for the Gulf of Mexico oil spill response.
(b)	Replacement cost profit reflects the replacement cost of supplies. For further information see page 17.

Total of non-operating items and fair value accounting effects(a)(b)

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Exploration and Production	739	1,344	104
Refining and Marketing	(117)	220	(60)
Other businesses and corporate	(181)	(67)	(118)
Gulf of Mexico oil spill response	(384)	(1,010)	-
Total before interest and taxation	57	487	(74)
Finance costs(c)	(16)	(30)	-
Total before taxation	41	457	(74)
Taxation credit (charge)(d)	66	(207)	25
Total after taxation for the period	107	250	(49)

(a)	An analysis of non-operating items by type is provided on page 18 and an analysis by region is shown on pages 7, 9 and 10.
(b)	Information on fair value accounting effects is non-GAAP. For further details, see page 19.
(c)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 21 - 26 for further details.
(d)
Tax is calculated using the quarter's effective tax rate (excluding the impact of the Gulf of Mexico oil spill and, for the first quarter 2011, the impact of a $683-million one-off deferred tax adjustment in respect of the recently enacted increase in the supplementary charge on UK oil and gas production) on replacement cost profit or loss. However, the US statutory tax rate has been used for expenditures relating to the Gulf of Mexico oil spill that qualify for tax relief.

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Per share amounts

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
Per ordinary share (cents)(a)
Profit for the period	37.86	29.62	32.39
RC profit for the period	29.13	24.55	29.82

Per ADS (dollars)(a)
Profit for the period	2.27	1.78	1.94
RC profit for the period	1.75	1.47	1.79

(a)	See Note 6 on page 28 for details of the calculation of earnings per share.

Net debt ratio - net debt: net debt + equity

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Gross debt	47,102	45,336	32,153
Less: fair value asset of hedges related to finance debt	870	916	152
	46,232	44,420	32,001
Cash and cash equivalents	18,726	18,556	6,841
Net debt	27,506	25,864	25,160
Equity	103,183	95,891	104,978
Net debt ratio	21%	21%	19%

See Note 7 on page 29 for further details on finance debt.

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends payable

BP today announced a dividend of 7 cents per ordinary share expected to be paid in June. The corresponding amount in sterling will be announced on 14 June 2011, calculated based on the average of the market exchange rates for the four dealing days commencing on 8 June 2011. Holders of American Depositary Shares (ADSs) will receive $0.42 per ADS. The dividend is payable on 28 June 2011 to shareholders and ADS holders on the register on 13 May 2011. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme including the first-quarter dividend and timetable are available at www.bp.com/scrip.

Dividends paid	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
Dividends paid per ordinary share
cents	7.000	-	14.000
pence	4.3372	-	8.679
Dividends paid per ADS (cents)	42.00	-	84.00

In the first quarter 2011, the total dividend paid in cash amounted to $808 million. In addition, 66.6 million new shares were issued to shareholders who had elected to receive their dividends in the form of new shares, rather than cash, through the scrip dividend programme, for a value of $510 million.

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Exploration and Production

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Profit before interest and tax	8,535	8,114	8,316
Inventory holding (gains) losses	(115)	(114)	(24)
Replacement cost profit before interest and tax	8,420	8,000	8,292

By region
US	1,875	1,522	2,762
Non-US	6,545	6,478	5,530
	8,420	8,000	8,292

The replacement cost profit before interest and tax for the first quarter was $8,420 million, compared with $8,292 million for the same period in 2010. The first quarter of 2011 benefited from net non-operating gains of $710 million, primarily gains on disposals arising from the ongoing asset disposal programme, partly offset by losses on embedded derivatives. A year ago, there were net non-operating gains of $41 million. Fair value accounting effects in the first quarter had a favourable impact of $29 million, compared with a favourable impact of $63 million in the same period a year ago.

The primary additional factors impacting the first-quarter result, compared with the same period last year, were lower production volumes (including from the impact of divestments), higher costs (including rig standby costs in the Gulf of Mexico), higher exploration write-offs and a lower contribution from gas marketing and trading. These factors were partly offset by higher realizations and lower depreciation.

Production for the quarter was 3,578mboe/d, 11% lower than the first quarter 2010. After adjusting for the effect of acquisitions and divestments, and entitlement impacts in our production-sharing agreements (PSAs), the decrease was 7%. The reduction was weighted toward our highest margin areas and primarily reflects the impacts to the Gulf of Mexico production as a result of the drilling moratorium, higher turnaround and maintenance activity in the North Sea and in Angola, and the Trans-Alaska Pipeline System interruption, partly offset by first production from Iraq.

Looking ahead, we expect second-quarter production to reflect the continued impact on operations in the Gulf of Mexico following the drilling moratorium, the impact of acquisitions and divestments, and the seasonal ramp-up in turnaround activity, which is expected to be higher than in 2010.

BP has neither production nor reserves in Libya. We have suspended our exploration operations (seismic and preparation for drilling) that were under way. We will fully comply with sanctions (US, UK, EU, UN), and will continue to examine them in detail to ensure our compliance. See Further note on certain activities on page 11 for further information on Libya sanctions.

We continued to make strategic progress in the quarter. In Australia, we were awarded four deepwater offshore blocks in the Ceduna Sub Basin, off the coast of South Australia. The proposed exploration activity is expected to be phased over six years and, as part of the regulatory approval process, will be subject to detailed environmental assessment.

In Iraq, the Rumaila Operating Organization met a major milestone in December 2010 in the redevelopment of the Rumaila field in Southern Iraq by increasing production by more than 10% above the initial production rate agreed in December 2009. Meeting this production target is a significant milestone and triggers the recognition of production and earnings. We expect to commence liftings in the second quarter.

In February 2011, Reliance Industries Limited (Reliance) and BP announced an alliance across the full value chain with BP taking a 30% stake in 23 oil and gas PSAs operated by Reliance in India, including the producing KG D6 block, and the formation of a 50:50 joint venture between the two companies for the sourcing and marketing of gas in India. The joint venture will also endeavour to accelerate the creation of infrastructure for receiving, transporting and marketing of natural gas in India. BP will pay Reliance an aggregate consideration of $7.2 billion, subject to completion adjustments. Future performance payments of up to $1.8 billion could be payable based on exploration success that results in the development of commercial discoveries. The completion of this transaction remains subject to Indian regulatory approvals. Completion is expected to take place in the second quarter of 2011.

BP announced in February the intention of selling its interests in a number of operated oil and gas fields in the UK. The assets involved are the Wytch Farm onshore oilfield in Dorset and all of BP's operated gas fields in the southern North Sea, including associated pipeline infrastructure and the Dimlington terminal. For an update on previously announced disposals, see Note 3 on page 26.

BP confirmed in early April that it has been awarded interests in four new coalbed methane PSAs in the Barito basin of South Kalimantan, Indonesia.

For information on the status of our proposed share swap with Rosneft, see Legal proceedings on page 37.

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Exploration and Production

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Non-operating items
US	4	(273)	(62)
Non-US	706	1,629	103
	710	1,356	41
Fair value accounting effects(a)
US	25	9	81
Non-US	4	(21)	(18)
	29	(12)	63
Exploration expense
US(b)	308	254	69
Non-US(c)	91	177	51
	399	431	120
Production (net of royalties)(d)
Liquids (mb/d)(e)
US	523	567	665
Europe	166	155	215
Russia	856	858	849
Rest of World	725	686	798
	2,270	2,266	2,527
Natural gas (mmcf/d)
US	1,905	2,085	2,221
Europe	373	390	599
Russia	719	698	673
Rest of World	4,589	4,987	5,107
	7,586	8,160	8,600
Total hydrocarbons (mboe/d)(f)
US	851	927	1,048
Europe	230	222	318
Russia	980	978	965
Rest of World	1,517	1,546	1,679
	3,578	3,673	4,010
Average realizations(g)
Total liquids ($/bbl)	93.93	78.80	71.86
Natural gas ($/mcf)	4.21	3.98	4.26
Total hydrocarbons ($/boe)	59.02	50.41	49.16

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 19.
(b)
First quarter 2011 includes $93 million and fourth quarter 2010 includes $157 million related to decommissioning of idle infrastructure, as required by BOEMRE's Notice to Lessees No. 2010-GO5 issued in October 2010.

(c)	First quarter 2011 includes $44 million classified within the 'other' category of non-operating items.
(d)	Includes BP's share of production of equity-accounted entities.
(e)	Crude oil and natural gas liquids.
(f)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(g)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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Refining and Marketing

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Profit before interest and tax	4,367	2,282	1,408
Inventory holding (gains) losses	(2,288)	(1,318)	(679)
Replacement cost profit before interest and tax	2,079	964	729

By region
US	640	21	(63)
Non-US	1,439	943	792
	2,079	964	729

The replacement cost profit before interest and tax for the first quarter was $2,079 million, compared with $729 million for the same period last year.

The first quarter's result included a net non-operating charge of $17 million compared with a net charge of $70 million a year ago. Fair value accounting effects had an unfavourable impact of $100 million for the first quarter compared with a favourable impact of $10 million a year ago.

The result for the first quarter reflected continued strong operations in all businesses. Compared with the same period last year, the result reflected a very strong supply and trading contribution and an improved overall refining environment. In addition there was strong refining feedstock optimization in the US, due to BP's location advantage in accessing WTI-priced crude grades, and strength in petrochemicals' aromatics margins and volumes. These factors were partially offset by the impacts of higher turnaround activities compared with the same period last year.

In the fuels value chains, Solomon refining availability (as defined in footnote (b) on page 9) was 93.9% for the quarter but refining throughputs in the first quarter were slightly lower compared with the same period last year, primarily due to higher turnaround activities at the Texas City refinery.

In the international businesses, strong operational performance in our petrochemicals business has enabled us to benefit from the favourable margin environment and lubricants continued to deliver earnings growth.

Looking ahead, we expect the supply and trading contribution in the second quarter to be lower than the very strong first-quarter performance. In the fuels value chains, WTI differentials may narrow somewhat compared with recent levels, reducing the benefit to our US Midwest refineries. We expect the usual seasonal improvement in refining margins in the second quarter but anticipate some softening in petrochemicals margins. Turnaround activities in the second quarter are expected to be in line with the first quarter.

In March, BP announced that it had agreed to sell a package of 33 refined products terminals and 992 miles of pipelines across 13 states in the US. The transaction is expected to complete during the second quarter of 2011.

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Refining and Marketing

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Non-operating items
US	(16)	(12)	(3)
Non-US	(1)	98	(67)
	(17)	86	(70)

Fair value accounting effects(a)
US	(48)	27	16
Non-US	(52)	107	(6)
	(100)	134	10

Refinery throughputs (mb/d)
US	1,194	1,343	1,366
Europe	768	777	780
Rest of World	307	300	282
Total throughput	2,269	2,420	2,428
Refining availability (%)(b)	93.9	94.9	95.3

Sales volumes (mb/d)(c)
Marketing sales by region
US	1,375	1,415	1,418
Europe	1,267	1,379	1,428
Rest of World	610	597	629
Total marketing sales	3,252	3,391	3,475
Trading/supply sales	2,256	2,485	2,622
Total refined product sales	5,508	5,876	6,097

Refining Marker Margin (RMM) ($/bbl)(d)
US West Coast	16.18	12.52	9.82
US Gulf Coast	10.81	9.21	10.31
US Midwest	3.55	5.00	4.99
North West Europe	11.07	11.29	9.79
Mediterranean	9.09	9.80	8.27
Singapore	14.69	11.56	10.60
BP Average RMM	11.02	9.98	9.06

Chemicals production (kte)
US	1,135	1,046	940
Europe(e)	985	894	1,063
Rest of World	1,918	1,780	1,888
Total production(e)	4,038	3,720	3,891

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 19.
(b)
Refining availability represents Solomon Associates' operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)	Does not include volumes relating to crude oil.
(d)
The Refining Marker Margin (RMM) replaces the Global Indicator Refining Margin (GIM), which we reported prior to 2011. The RMM is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional marker margin is based upon product yields and a marker crude oil deemed appropriate for the region. The regional marker margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

(e)	A minor amendment has been made in the first quarter 2010.

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Other businesses and corporate

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Profit (loss) before interest and tax	(469)	(537)	(326)
Inventory holding (gains) losses	(9)	(13)	(2)
Replacement cost profit (loss) before interest and tax	(478)	(550)	(328)

By region
US	(188)	(225)	(231)
Non-US	(290)	(325)	(97)
	(478)	(550)	(328)
Results include
Non-operating items
US	1	(54)	(106)
Non-US	(182)	(13)	(12)
	(181)	(67)	(118)

Other businesses and corporate comprises the Alternative Energy business, Shipping, the group's aluminium business, Treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities worldwide.

The replacement cost loss before interest and tax for the first quarter was $478 million, compared with a loss of $328 million a year ago. The net non-operating charge for the first quarter was $181 million, compared with a net charge of $118 million a year ago.

In our US wind business, construction commenced at the 150MW Sherbino 2 wind farm in Pecos County, Texas, wholly owned by BP. BP's net wind generation capacity(a) at the end of the first quarter was 774MW (1,362MW gross), compared with 711MW (1,237MW gross) at the end of the same period a year ago.

In our biofuels business, on 11 March BP agreed to pay a total of approximately $680 million to acquire 83% of the shares of Companhia Nacional de Açúcar e Álcool (CNAA), a Brazilian ethanol and sugar producer, and to refinance all of CNAA's existing long-term debt. Regulatory approval for the transaction has been received and completion is expected to take place in the second quarter of 2011.

On 4 April, BP announced that it had agreed the sale of its wholly-owned subsidiary, ARCO Aluminum Inc., to a consortium of Japanese companies for cash consideration of $680 million (subject to closing adjustments). Subject to obtaining required regulatory approvals, the parties expect to complete the transaction in the third quarter of 2011.

(a)
Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP's share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership. Capacity figures include 32MW in the Netherlands managed by our Refining and Marketing segment.

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Cautionary statement

Cautionary statement regarding forward-looking statements: The discussion in this results announcement contains forward-looking statements particularly those regarding the expected effective tax rate for 2011 and the impact in 2012 of an announced change in UK tax relief available on decommissioning expenditure; the quarterly dividend payment; the completion of the decontamination of the vessels involved in the response to the Gulf of Mexico oil spill; the timing of seabed and seismic surveys of the area affected by the Gulf of Mexico oil spill; the magnitude and timing of remaining remediation costs related to the Gulf of Mexico oil spill; the factors that could affect the magnitude of BP's ultimate exposure and the cost to BP in relation to the spill and any potential mitigation resulting from BP's partners or others involved in the spill; the potential liabilities resulting from pending and future legal proceedings and potential investigations and civil or criminal actions that US state and/or local governments could seek to take against BP as a result of the spill; the timing of claims and litigation outcomes and of payment of legal costs; the anticipated timing for completion of the disposition of certain BP assets; the anticipated timing of the acquisition of shares of CNAA; contributions to and payments from the trust fund and the setting aside of assets while the fund is building; the expected impact on second-quarter production from lower production in the Gulf of Mexico following the drilling moratorium, acquisitions and divestments, and seasonal ramp up in turnaround activity; expectations for second-quarter refining margins and for the petrochemicals environment; expectations for refinery turnaround activities; the supply and trading contribution and
WTI differentials in the second quarter; compliance with sanctions in relation to Libya; exploration activity in four deepwater offshore blocks off of Australia; expectations regarding the re-development of the Rumaila field in Southern Iraq; continuing requests for cost reimbursement from the US Coast Guard and other governmental authorities; the timing for publication of investigation reports; the impact of BP's potential liabilities relating to the Gulf of Mexico oil spill on the group, including its business, results and financial condition; and BP's anticipated response to potential future claims against Alyeska and Atlantic Richfield; completion of the transactions related to a partnership with Reliance; and completion of a share swap agreement entered into with Rosneft. By their nature, forward-
looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others;
natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Risk factors" in our Annual Report and Form 20-F 2010 as filed with the US
Securities and Exchange Commission (SEC).

Further note on certain activities

Prior to the conflict in Libya, BP was involved in exploration activities (seismic and preparation for drilling) in the onshore Ghadames and offshore Sirt basins pursuant to a participation agreement and an exploration and production-sharing agreement with the Libyan government and affiliated entities. These entities are subject to international sanctions. BP has suspended all operations in Libya and declared force majeure under these agreements. BP also had supply, purchase and trading activities with Libyan entities and affiliated parties. BP has issued force majeure notices on outstanding contractual obligations. BP has no production or reserves in Libya.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 April, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary